

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 19, 2006

Mr. Ashley Almanza
Chief Financial Officer
BG Group PLC
100 Thames Valley Park Drive
Reading, R6G 1PT
ENGLAND

Re: BG Group PLC
Form 20-F for Fiscal Year Ended December 31, 2005
Filed March 22, 2006
Forms 6-K for Fiscal Quarters Ended March 31, 2006 and June 30, 2006 filed May 3, 2006 and July 24, 2006
Response letter dated 19th October 2006
File No. 1-9337

Dear Mr. Almanza:

We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2005

General

1.   We understand you would prefer to limit compliance with many of our comments
        to future filings. We are currently considering your request in response to prior
        comments 2, 11 and 15.

Annual Report and Accounts 2005

Operating Results, page 22

2.   We note your response to comment 2 of our letter dated September 27, 2006.
        Your response states you propose to include a definition of unit lifting costs per
        boe in future filings. However, you have not proposed to include additional
        disclosure regarding how management uses the unit lifting costs per boe and unit
        operating expenditure per boe measures, the limitations of these measures and
        whether they are comparable to other like measures disclosed by other companies.
        We believe such information is helpful to investors in understanding the
        importance and usefulness of these measures. Please provide us with proposed
        disclosure that covers your responses related to these matters. In addition, your
        expanded disclosure should state these measures do not include the impact of
        depreciation and amortization costs and exploration expenses and why these
        expenses are excluded from the calculation of these measures.

Note 23 – Provisions for Other Liabilities and Charges, page 96

3.   We understand you have not recorded certain asset retirement obligations
        associated with oil and gas producing facilities for which no legal obligation
        associated with retirement of such facilities exists. To further our understanding,
        please describe the nature and location of such facilities for which no asset
        retirement obligation has been recorded as of December 31, 2005 and 2004. In
        your response, tell us to what extent you have incurred costs to retire similar
        production facilities in the same surrounding locations, in which no legal
        obligation existed during your ownership. If your historical practice implies an
        intent to incur retirement costs related to these production facilities, for which you
        have not recorded an asset retirement obligation, tell us what consideration you
        gave to the recognition of a liability as defined in SFAS 5 under US GAAP.

Note 31 – U.S. Generally Accepted Accounting Principles

i), page 112

4.   Based on the disclosures in note 6 on page 81, we understand the loss of control of GASA and MetroGAS is due to the signing of a Master Restructuring Agreement with the other shareholders and creditors, in which the debt and equity of GASA will be restructured. We further note from your response to comment 17 of our letter dated September 27, 2006 that gain recognition from the change in ownership has been deferred under US GAAP as of December 31, 2005. Please tell us how you considered the guidance of Staff Accounting Bulletin Topic 5.H in determining if recognition of a gain on this transaction is appropriate under US GAAP.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Gary Newberry at (202) 551-3761, or Shannon Buskirk at (202) 551-3717, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

                                        Sincerely,

                                        April Sifford
                                        Branch Chief